ALLEGHANY CORPORATION
7 Times Square Tower
17th Floor
New York, New York 10036
                                                      May 12, 2009
VIA ELECTRONIC MAIL
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
Re:   Alleghany Corporation
         Form 10-K for the year ended December 31, 2008
         Filed on February 27, 2009
         File Number: 001-09371
     Dear Mr. Rosenberg:
     I refer to your letter dated April 29, 2009, regarding the Form 10-K of Alleghany Corporation (“Alleghany”) referenced above. Alleghany is actively working on its responses to the comments of the Staff raised in such letter and expects to submit its responses on or before May 19, 2009.
     Please do not hesitate to contact me (212-752-1356) with any questions you may have regarding this matter.
                Very truly yours,

/s/ Roger B .Gorham
Roger B. Gorham
Senior Vice President

cc:   Weston M. Hicks
         Robert M. Hart
         Linda E. Ransom